SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___)*

ARCSIGHT, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

039666102

(CUSIP Number)

Joel M. Frank

OZ Management, LP

9 West 57th Street, 39th Floor

New York, NY 10019

212-790-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 039666102	Schedule 13D	Page 2 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OZ Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO. See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,114,478
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,114,478
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,114,478
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.08%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 039666102	Schedule 13D	Page 3 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Och-Ziff Holding Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO. See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,114,478
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,114,478
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,114,478
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.08%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 039666102	Schedule 13D	Page 4 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Och-Ziff Capital Management Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO. See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,273,512
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,273,512
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,273,512
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.54%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 039666102	Schedule 13D	Page 5 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel S. Och
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO. See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,273,512
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,273,512
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,273,512
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.54%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 039666102	Schedule 13D	Page 6 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OZ Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO. See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,957,371
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,957,371
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,957,371
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.63%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 039666102	Schedule 13D	Page 7 of 12 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares (the “Shares”) of common stock, $0.00001 par value (the “Common Stock”), of ARCSIGHT, INC (the “Issuer”). The principal executive office of the Issuer is located at 5 Results Way, Cupertino, California 95014.

Item 2.	Identity and Background.

(a)	This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) OZ Management LP (“OZ”) and OZ Management II LP (“OZII”), Delaware limited partnerships, are the principal investment managers to a number of investment funds and discretionary accounts managed by OZ and OZII (the “Accounts) with respect to the Shares reported in this Schedule 13D, including such an account for OZ Master Fund, Ltd.

(ii) Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, which serves as the general partner of OZ, with respect to the Shares report in this Schedule 13D managed by OZ, OZII, and held by the Accounts.

(iii) Och-Ziff Holding Capital Management Group LLC (“OZM”), a Delaware limited liability company, is a holding company which owns 100% of OZHC and Och-Ziff Holding LLC, a Delaware limited liability company, which serves as the general partner of another investment fund with respect to the Shares reported in this Schedule 13D managed by OZ, OZII, and held by the accounts.

(iv) Daniel S. Och is the Chief Executive Officer of OZHC and OZM, with respect to the Shares reported in this Schedule 13D managed by OZ, OZII, and held by the Accounts.

(v) OZ Master Fund, Ltd. (“OZMD”), a Cayman Islands company, with respect to the shares owned by it.

(b)	The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019. The address of the principal business office of OZMD is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Suite 3307, Gardenia Court, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands.

(c)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	None of the Reporting Persons has, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(e)	The citizenship of OZ, OZHC, OZM, and OZMD is set forth above. Daniel S. Och is a United States citizen.

CUSIP No. 039666102	Schedule 13D	Page 8 of 12 pages

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired with funds of approximately $124,371,838.04 million (including brokerage commissions). All funds to acquire the Shares were provided from capital of the Accounts.

Item 4.	Purpose of Transaction.

On September 13, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hewlett-Packard Co. (“HP”), for the purpose of HP acquiring control of, the entire equity interest in the Issuer. Subject to the terms and conditions of the Merger Agreement, HP will commence a cash tender offer for all outstanding Shares of ArcSight’s at a purchase price of $43.50 per share in cash. Since some of the Shares were acquired following the public announcement of the tender offer, under interpretations of the Staff of the Securities and Exchange Commission, the Reporting Persons may be deemed to have acquired the Shares in connection with the proposed takeover. The Shares reported herein were acquired by the Reporting Persons for investment purposes and not with a view towards changing or influencing control of the Issuer.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed of, such securities, derivatives or other instruments at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth herein, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 34,764,555 shares of Common Stock outstanding as reflected in the Schedule 14D-9 filed by the Issuer on September 22, 2010.

As of the date of this filing:

(i) OZ and OZHC may be deemed to beneficially own 2,114,478 shares of Common Stock, constituting approximately 6.08% of the shares of Common Stock outstanding.

(ii) OZM and Mr. Och may be deemed to beneficially own 2,273,512 shares of Common Stock, constituting approximately 6.54% of the shares of Common Stock outstanding

(iii) OZMD may be deemed to beneficially own 1,957,371 shares of Common Stock, constituting approximately 5.63% of the shares of Common Stock outstanding

(b)	Sole voting and dispositive powers of the Reporting Persons:

(i) OZ and OZHC have sole voting and dispositive powers over the 2,114,478 Shares reported herein.

CUSIP No. 039666102	Schedule 13D	Page 9 of 12 pages

(ii) OZM as the sole shareholder of both OZHC and Och-Ziff Holding LLC and may be deemed to control voting and dispositive power over the 2,273,512 Shares reported herein.

(iii) Mr. Och, as Chief Executive Officer of OZM may be deemed to control voting and dispositive power over the 2,,273,512 Shares reported herein.

(iv) OZMD has sole voting and dispositive power over the 1,957,371 Shares reported herein.

(c)	Information concerning transactions in the Shares during the past sixty days effected by the Accounts for which the Reporting Persons have management and discretionary authority is set forth in Schedule I hereto and is incorporated herein by reference.

(d)	No person other than the Accounts of OZ has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale, of the securities being reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Common Stock of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Stock, the relative value of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Common Stock may be included, or a combination of any of the foregoing. These contracts will not give the Reporting Persons direct or indirect voting, or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits.

1. Joint Acquisition Statement Pursuant to Rule 13d-1(k).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DANIEL S. OCH
OZ MANAGEMENT LP By Och-Ziff Holding Corporation, its general partner; By Daniel S. Och Chief Executive Officer

/s/ DANIEL S. OCH
Och-Ziff Holding Corporation By Daniel S. Och Chief Executive Officer

/s/ DANIEL S. OCH
Och-Ziff Capital Management Group LLC By Daniel S. Och Chief Executive Officer

/s/ DANIEL S. OCH
Daniel S. Och

/s/ DANIEL S. OCH
OZ MASTER FUND, LTD. By: Daniel S. Och Director

Dated: October 12, 2010

SCHEDULE I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE ACCOUNTS

Unless otherwise indicated, each of the transactions described below was effected for cash on the New York Stock Exchange.

Date	Purchase / Sale	Number of Shares	Price per Share
8/26/10	Purchase	350,128	$35.28
8/27/10	Purchase	43,091	$38.01
8/27/10	Purchase	224,603	$37.90
8/30/10	Sale	34,276	$39.02
8/31/10	Purchase	40,500	$38.20
8/31/10	Purchase	50,000	$38.68
8/31/10	Purchase	26,200	$38.89
8/31/10	Purchase	10	$38.33
9/2/10	Purchase	63,036	$38.44
9/2/10	Purchase	3,501	$38.05
9/2/10	Purchase	125,000	$38.07
9/2/10	Purchase	128,607	$38.03
9/2/10	Purchase	3,988	$38.42
9/3/10	Purchase	22,358	$36.76
9/3/10	Sale	36,186	$37.40
9/8/10	Sale	50,000	$36.29
9/8/10	Sale	11,536	$35.80
9/10/10	Purchase	50,000	$35.20
9/10/10	Purchase	12,314	$35.07
9/10/10	Purchase	900	$35.02
9/10/10	Purchase	4,591	$35.21
9/10/10	Sale	33,809	$35.27
9/13/10	Sale	28,505	$43.84
9/15/10	Purchase	190,000	$43.60
9/15/10	Purchase	21,969	$43.56
9/20/10	Sale	766	$43.49
9/21/10	Purchase	300,000	$43.56
9/21/10	Purchase	234,282	$43.74
9/30/10	Purchase	169,886	$43.51
9/30/10	Purchase	100,000	$43.48
9/30/10	Purchase	479,223	$43.48
10/1/10	Purchase	3,800	$43.46
10/1/10	Sale	2,646	$43.44
10/1/10	Sale	17,190	$43.45
10/4/10	Sale	5,136	$43.45
10/4/10	Purchase	14,357	$43.43
10/11/10	Sale	168,782	$43.43

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others, except to the extent that he or it know or has reason to believe that such information is inaccurate.

/s/ DANIEL S. OCH
OZ MANAGEMENT LP By Och-Ziff Holding Corporation, its general partner; By Daniel S. Och Chief Executive Officer

/s/ DANIEL S. OCH
Och-Ziff Holding Corporation By Daniel S. Och Chief Executive Officer

/s/ DANIEL S. OCH
Och-Ziff Capital Management Group LLC By Daniel S. Och Chief Executive officer and Executive Managing Director and

/s/ DANIEL S. OCH
Daniel S. Och

/s/ DANIEL S. OCH
OZ MASTER FUND, LTD. By: Daniel S. Och Director

Dated: October 12, 2010